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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K
                     [X] Form 10-Q  [_] Form N-SAR

     For Period Ended:              3/31/98
                      -------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     -------------------------------------------
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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

NAB ASSET CORPORATION
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

2 ADA STREET
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City, State and Zip Code

IRVINE, CA 92618
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] |       will be filed on or before the fifteenth calendar day following the
    |       prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

On March 2, 1998 NAB Asset Corporation ("NAB") acquired Stanwich Holdings, Inc. and its subsidiary, Stanwich Financial Services Corp. The proper purchase accounting treatment has not yet been determined as several purchase accounting adjustments are pending receipt of pertinent information. NAB is working as diligently as possible to obtain the appropriate information so the acquisition can be correctly accounted for and disclosed in the Form 10-Q for the quarter ended March 31, 1998.